CM 3/16

05037085

SECL SSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 1 2005 DIVISION OF MARKET REGULATION

NAME OF BROKER-DEALER: Ajax Investments, L.C.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1866 Sheridan Road
(No. and Street)

Highland Park	IL	60035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas A. Gerrard (847) 432-1281
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Cooper & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

650 Dundee Road, Suite 250	Northbrook	IL	60062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas A. Gerrard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ajax Investments, L.L.C., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
YVETTE S RUBIN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 11/1...

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MILLER
COOPER
& Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
Ajax Investments, L.L.C.

We have audited the accompanying statement of financial condition of Ajax Investments, L.L.C. as of December 31, 2004, and the related statements of income, changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ajax Investments, L.L.C. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd

Certified Public Accountants

Northbrook, Illinois
February 19, 2005

650 DUNDEE ROAD, SUITE 250
NORTHBROOK, IL 60062-2759
PHONE 847/205-5000 FAX 847/205-1400
e-mail mccltd@millercooper.com

FINANCIAL STATEMENTS

Ajax Investments, L.L.C.
STATEMENT OF INCOME
Year ended December 31, 2004

Revenues	
Commissions	$ 563,479
	563,479
Expenses	
Commissions	363,186
Professional fees	13,593
Other operating expenses	20,080
Loss on sale of investment	2,114
	398,973
NET INCOME	$ 164,506

The accompanying notes are an integral part of this statement.

Ajax Investments, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
Year ended December 31, 2004

Member's capital, beginning of year	$	462,384
Net income for the year		164,506
Distribution paid to member		(350,000)
Member's capital, end of year	$	276,890

The accompanying notes are an integral part of this statement.

Ajax Investments, L.L.C.
STATEMENT OF CASH FLOWS
Year ended December 31, 2004

Cash flows from operating activities		
Net income	$	164,506
Adjustments to reconcile net income to net cash provided by operating activities		
Realized loss on sale of investment		2,114
(Increase) decrease in assets		
Commissions receivable		69,987
Other assets		(1,440)
Decrease in liabilities		
Commissions payable		(38,533)
Net cash provided by operating activities		196,634
Cash flows from investing activities		
Proceeds from sale of investment		41,371
Net cash provided by investing activities		41,371
Cash flows from financing activities		
Distribution paid to member		(350,000)
Net cash used in financing activities		(350,000)
NET DECREASE IN CASH		(111,995)
Cash, beginning of year		263,915
Cash, end of year	$	151,920

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

Ajax Investments, L.L.C. (formerly known as Merrill Weber & Co., LLC) (the Company) is a Delaware Limited Liability Company that is a broker-dealer and member of the National Association of Securities Dealers. The Company has regulatory authority to engage in a number of different lines of business. During 2004, the Company's business activities primarily consisted of a commission referral business, pursuant to which the Company introduced clients to two securities corporations who provide investment advisory services for these clients. The Company did not take positions in securities or any assets on behalf of customers during the year. The Company is wholly-owned by Ajax Advisors, L.L.C. (Advisors).

2. Revenue Recognition and Commissions Receivable

The Company recognizes commission revenue as it is earned, based on its contractual agreements with the respective parties. The Company bills semiannually based on the number of clients that it introduced during that six-month period. The Company has historically collected its receivables within 15 to 45 days after billing. The commission receivable, as of December 31, 2004, represents commissions earned for the period from July 1, 2004 through December 31, 2004. At December 31, 2004, an allowance for doubtful accounts was not considered necessary.

3. Investment in Broker-Dealer

The Company was a member of Harrison Trading Group, L.L.C. (the Broker-Dealer), a proprietary trading firm. In connection with this arrangement, the Company had a trading account with the Broker-Dealer which allowed it to speculate in security values on behalf of its member, whereby profits and losses were directly allocated to the Company. During 2004, the investment position was sold for $41,371 resulting in a loss on the sale of $2,114.

4. Income Taxes

The Company was established as a Limited Liability Company. Accordingly, operating net income is specifically allocated and taxed to the individual member. No income tax provision has been included in these financial statements.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

5. Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - RESTRICTED STOCK

In 2003, the Company was paid 1,000,000 common shares of eNucleus as a commission revenue. Since the sale of this stock is restricted based on concentration of ownership, the Company has determined the value of these shares to be negligible upon their receipt. Therefore, despite ownership of these shares as of December 31, 2004, the investment is not recorded in the statement of financial condition.

NOTE C - MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Rule 15c-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $137,793, which was $37,793 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.04 to 1.

NOTE D - RELATED-PARTY TRANSACTIONS

The Company incurred commissions expense aggregating $363,186, of which $327,049 was attributable to services performed by owners of Advisors. At December 31, 2004, $128,840 is due to an owner of Advisors as commissions payable.

The Company earned commissions revenue aggregating $28,491 from a company owned by the aforementioned owners of Advisors, of which $21,932 is included in commissions receivable in the statement of financial condition.

A member of Advisors provided legal services of $2,250.

NOTE E - RISKS AND UNCERTAINTIES

1. Economic Dependence

   The Company earned 95% of its revenue from one customer. The amount due from this customer at December 31, 2004 was $244,565. The ongoing operation of the Company is economically dependent on either its ability to continue doing business with this customer or to enter into contracts with other parties.

2. Concentration of Risk

   The Company maintains its cash balance in one institution located in Chicago, Illinois. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured cash balances approximated $59,000 at December 31, 2004.

NOTE F - LEASE OBLIGATIONS AND RELATED-PARTY TRANSACTIONS

The Company had an informal month-to-month operating lease agreement for its office facility with an entity formerly owned by certain owners of Advisors that was terminated in 2004. Total related rent expense approximated $5,000 for the year ended December 31, 2004.

During 2004, the Company entered into a new operating rental commitment for its office facility, requiring monthly payments of $720 through January 2006. Rent expense for this commitment for the year ended December 31, 2004 approximated $800. The future minimum rent obligation for the year ended December 31, 2005 is $8,640. There are no future minimum lease obligations thereafter.

SUPPLEMENTARY INFORMATION

Ajax Investments, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

Total assets	$	419,857
Less nonallowable assets		(139,097)
Adjusted assets		280,760
Total liabilities		142,967
Net capital		137,793
Minimum adjusted net capital required [greater of 6 2/3 % aggregate indebtedness ($142,967) or $100,000]		100,000
Excess net capital	$	37,793
Aggregate indebtedness		
Commissions payable	$	142,967
Ratio		
Aggregate indebtedness to net capital		1.04 to 1

There is no difference between the Company's computation of net capital per the unaudited December 31, 2004 FOCUS Report (Form X-17A-5) and the computation above. Therefore, a reconciliation of net capital is not included.

MILLER
COOPER
&Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Member of
Ajax Investments, L.L.C.

In planning and performing our audit of the financial statements of Ajax Investments, L.L.C. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Ajax Investments, L.L.C., including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recording of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

650 DUNDEE ROAD, SUITE 250
NORTHBROOK, IL 60062-2759
PHONE 847/205-5000 FAX 847/205-1400
e-mail mccltd@millercooper.com

(Continued)

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Member, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.
Certified Public Accountants

Northbrook, Illinois
February 19, 2005